SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 11-K

ANNUAL REPORT

____________________

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

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For the Fiscal Year Ended December 31, 2000

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PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN

Commission File No. 1-14501

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PENNZOIL-QUAKER STATE COMPANY

Pennzoil Place, P. O. Box 2967

Houston, Texas 77252-2967

(Name of issuer of securities held pursuant to the plan and address of its principal executive office)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee,

Pennzoil-Quaker State Company

Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Pennzoil-Quaker State Company Savings and Investment Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000, included as Schedule I, and reportable transactions (series of investment transactions) for the year ended December 31, 2000, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                                                                                             ARTHUR ANDERSEN LLP

Houston, Texas

June 25, 2001

PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

	2000	1999

ASSETS:
Investments, at fair value (Note 4)	$ 156,567,676	$ 124,912,111

Receivables
Employee contributions	270,300	584,486
Employer contributions	217,956	481,749
Due from broker (Note 1)	20,597,093	-
Investment income	14,676	6,363
	21,100,025	1,072,598

Total assets	177,667,701	125,984,709

LIABILITIES:
Payable to trustee	-	736,373

NET ASSETS AVAILABLE FOR BENEFITS	$ 177,667,701	$ 125,248,336

See notes to financial statements.

PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000

NET ASSETS AVAILABLE FOR BENEFITS,
beginning of year	$ 125,248,336

NET TRANSFERS:
From Pennzoil-Quaker State Company Thrift and Stock Purchase Plan (Note 1)	29,881,135
From Hourly Plan	52,193
29,933,328
CONTRIBUTIONS:
Employee	9,000,634
Employer	8,006,663
Rollovers from qualified plans (Note 2)	826,947
17,834,244
INVESTMENT INCOME:
Dividends	4,468,224
Interest	915,355
Loan Interest	351,959
Net appreciation in fair value of investments	15,066,610
20,802,148

ADMINISTRATIVE EXPENSES (Note 2)	(8,655)

DISTRIBUTIONS AND WITHDRAWALS (Note 2)	(16,242,275)

OTHER	100,575
NET ASSETS AVAILABLE FOR BENEFITS,
end of year	$ 177,667,701

See notes to financial statements.

PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

1. SPIN-OFF OF PENNZOIL-QUAKER STATE COMPANY FROM PENNZOIL COMPANY:

On December 30, 1998, Pennzoil Company (Pennzoil) distributed to its shareholders 47.8 million shares of common stock of its wholly owned subsidiary Pennzoil-Quaker State Company (Pennzoil-Quaker State or the Company) representing all of the shares of Pennzoil-Quaker State owned by Pennzoil, renamed PennzEnergy Company, which was acquired by Devon Energy Corporation (Devon) in a separate transaction on August 17, 1999.

Effective December 31, 2000, the Pennzoil-Quaker State Company Thrift and Stock Purchase Plan was merged into the Pennzoil-Quaker State Company Savings and Investment Plan (the Plan). Accordingly, net assets available for benefits of $29,881,135 were transferred into the Plan of which $20,597,093 is classified as due from broker and $9,284,042 is classified as investments, at fair value.

2. DESCRIPTION OF THE PLAN:

General

The Plan was established effective January 1, 1999 by Pennzoil-Quaker State. The purpose of the Plan is to encourage employees to save, and invest systematically, a portion of their current compensation in order that they may have an additional source of income upon their retirement or disability, or for their family in the event of their death.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Salaried employees become eligible to participate in the Plan on the effective date or entry date coinciding with or immediately following their completion of one year of service. When changing wage status, a participant's account balance is transferred between the Plan and the Pennzoil-Quaker State Company Savings and Investment Plan for Hourly Employees (the Hourly Plan). Such transfers are reflected at current value as of the date of transfer in the accompanying financial statements.

Effective January 1, 2000, certain employees covered by the Pennzoil-Quaker State Company Thrift and Stock Purchase Plan became eligible to contribute to the Plan.

Effective May 8, 2000, the Board of Directors adopted a resolution to allow participants to diversify any Devon common stock accumulated as a result of company matching contributions.

Plan Administration

The Plan is administered by an administrative committee (Administrative Committee) consisting of at least three members appointed by the Board of Directors of the Company. Merrill Lynch Trust Company was sole trustee of the Plan through December 31, 2000. Effective January 1, 2001, JP Morgan American Century became the sole trustee of the Plan. All administrative expenses are borne by the Company with the exception of fees for investment management and loan processing fees for participant loans.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

In order to participate in the Plan, an eligible employee may authorize, by payroll deduction, a contribution of not less than 1 percent and not more than 12 percent of annual compensation. Employee contributions may be made "after-tax" or, under a Section 401(k) option, on a "before-tax" basis. The Company matches an employee’s contribution dollar- for- dollar up to 6 percent of their base pay.

Upon written request filed with the Administrative Committee, a participant who is otherwise eligible to participate in the Plan but who has not yet completed the participation requirements, may transfer an amount from another qualified investment plan (Rollover Amount) into the Plan, provided that such Rollover Amount is transferred in the form of cash. The Rollover Amount must be deposited in the investment funds and shall at all times be fully vested and nonforfeitable and share in the income of the investment funds. However, such Rollover Amount may not share in employer matching contributions.

Investment Choices

Employer contributions are invested primarily in Pennzoil-Quaker State common stock. At the Company’s option, employer contributions may be made either in cash or common stock. Employee contributions may be invested in either Pennzoil-Quaker State common stock or in any of the other investment funds as designated by the participant. During 2000, the Company contributed 638,498 shares of common stock valued at the average of the high and low market prices on the date of the contributions. Participants who have attained age 55 have the option to transfer all or a part of their existing employer contributions to be invested among the various investment options. Employee contributions were invested, as designated by participating employees, in four mutual funds, a common/collective trust fund, and/or Pennzoil-Quaker State common stock.

In connection with the change in trustees on December 29, 2000, the Plan liquidated its investments in the mutual funds and the common/collective trust funds. At December 31, 2000, the Plan held $88,997,317 in a cash fund.  On January 2, 2001, the Plan invested the $88,997,317 in various funds at the participants' discretion.

In conjunction with the spin-off and subsequent merger transaction, Devon common stock, formerly PennzEnergy common stock, is a frozen investment. Each member’s account held in Devon common stock will be maintained in the trust fund as a separate frozen account and any cash dividends or other income paid with respect to the Devon common stock will be reinvested in Pennzoil-Quaker State common stock.

A separate account is maintained for each participant which reflects the participant's contributions, employer’s contributions, withdrawals, and the participant's allocable share of the Plan's investment earnings.

Loans

A participant may apply to the Administrative Committee of the Plan to borrow from his or her accounts, subject to certain limitations. Such loans will be for a term from six months to five years (up to 20 years in the case of loans to purchase a primary residence). The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50 percent of the participant's vested account balances. Interest rates on loans are fixed at the Prime Rate plus one percent.

Repayment of loans are made each pay period by payroll deductions, or a loan may be prepaid in full by a lump sum payment. Upon retirement, death, or termination of employment, participants have 60 days after the final paycheck date to pay the loan in full.

Participant loans are reported as an asset of the Plan and principal and interest payments received are transferred to the investment funds based on the participant’s current contribution elections.

Vesting and Disposition of Forfeitures

Participants are always fully vested in employee contributions. Participants vest in employer contributions at a rate of 25 percent per year beginning at the end of two years of service, becoming fully vested after five years of service or attainment of age 55. Any nonvested portion of employer contributions shall be forfeited upon termination. Forfeitures shall be allocated as follows: first, to reinstate any employer contribution amounts of participants who return to service and second, to restore any amounts previously forfeited as unclaimed benefits. Any remaining amounts are applied to reduce succeeding employer contributions. At December 31, 2000, the Plan had $84,372 of forfeited non-vested accounts which will be used to reduce future employer contributions.

Withdrawals

Withdrawals may be made from either of an employee's previous pretax or after-tax contributions, net of previous withdrawals, upon written notice to the Administrative Committee. After-tax withdrawals cause the participants to forfeit the right to participate in the Plan for 180 days, while pretax withdrawals are allowed only when the participant is age 59-1/2 or older, unless a financial hardship exists. Hardship withdrawals will cause the participants to be suspended from making further contributions for 365 days. Withdrawals may be made from employer contributions only if the participant has been a member of the Plan for five full Plan years and only after withdrawing all amounts from any prior plan accounts and any Rollover Amounts, and will cause an employee to be suspended from participation in the Plan for 180 days.

Distribution of Benefits

Benefits are payable to participants or their beneficiaries at retirement, permanent disability, death or termination of service.

Termination or Amendment of the Plan

The Plan may be terminated, amended, or modified by the Board of Directors of the Company at any time. Upon complete or partial termination of the Plan, all amounts credited to the accounts with respect to which the Plan has been terminated shall become fully vested and nonforfeitable.

3.  SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan are not recorded as a liability of the Plan but are classified as a component of net assets available for benefits. There are no such amounts at December 31, 2000 and 1999.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Asset Valuation

The Plan's investments are reflected in the accompanying financial statements at year-end current values, which represent fair values. For common stocks, fair value was determined by using the closing price of the common stock as listed on the New York Stock Exchange on the last trading day of the Plan year. Fair value of the mutual funds was determined based on the closing price of the mutual fund as listed on the applicable stock exchange on the last trading day of the Plan year. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The Merrill Lynch Retirement Preservation Trust Fund is a common/collective trust fund investing primarily in guaranteed investment contracts (GIC), synthetic GIC’s, and U.S. Government securities. The guaranteed investment contracts are fully benefit responsive and are recorded at contract value, which approximates fair value. The effective yield approximated 6.65% for December 31, 2000.

Net appreciation or depreciation in fair value of investments consists of realized gains or losses on sales of investments and unrealized appreciation or depreciation in fair value of investments.

4. INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2000		1999

Pennzoil-Quaker State Company common stock	$ 42,016,221	(a)	$ 18,790,188
Devon Energy Corporation common stock	20,659,624		15,719,205
Cash Fund	88,997,317		-
Merrill Lynch Retirement Preservation Trust	-		15,744,731
Merrill Lynch Equity Index Trust	-		41,421,248
Davis New York Venture Fund	-		21,068,899

(a) includes nonparticipant-directed investment

During 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $15,066,610 as follows:

Common Stock	$ 15,562,053
Mutual Funds	(684,301)
Common/Collective Trust	188,858
$ 15,066,610

5. NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

	December 31,
	2000	1999
Net Assets:
Pennzoil-Quaker State Company common stock	$ 28,824,435	$ 13,300,060
Devon Energy Corporation common stock	-	119,189
Battle Mountain Gold Company common stock	8,684	10,843
Employer contributions receivable	217,956	481,749
Investment income receivable	14,676	6,363
Payable to Trustee	-	(498,955)
	$ 29,065,751	$ 13,419,249

Year Ended December 31, 2000
Changes in Net Assets:
Employer contributions	$ 7,174,199
Dividends and interest	1,276,906
Net appreciation in fair value of investments	4,377,334
Distributions and withdrawals	(1,933,222)
Transfer from Pennzoil-Quaker State Company Thrift and
Stock Purchase Plan	5,047,830
Administrative expenses	(482)
Devon status change	(119,189)
Other	(176,874)
$ 15,646,502

6.  FEDERAL INCOME TAXES:

During 1999, the Plan requested a determination letter from the Internal Revenue Service (IRS) as to the qualified status of the Plan. Although the Administrative Committee has not received a response from the IRS, the Administrative Committee believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2000 and 1999.

7. RISKS AND UNCERTAINTIES:

The Plan provides for various investments in common stock, a common/collective trust fund, mutual funds, and cash and temporary investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

8.  RELATED-PARTY TRANSACTIONS:

Certain Plan investments are shares of mutual funds managed by Merrill Lynch Trust Company. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $8,655 for the year ended December 31, 2000.

SCHEDULE I

PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2000

			Current
Identity of Issue/Description	Principal, Shares or Units	Cost	Value

Pennzoil-Quaker State Company (1)	3,263,394 shares common stock $.10 par value	$ 53,225,929	$ 42,016,221
Devon Energy Corporation	338,849 shares common stock $.10 par value	(2)	20,659,624
Battle Mountain Gold Company	9,312 shares common stock $.10 par value	43,202	15,709
Cash Fund		(2)	88,997,317

Pennzoil-Quaker State Company Savings and Investment Plan (1) Participant loans at interest rates ranging from 7.0% to 10.5%		(2)	4,878,805

Total assets (held at end of year)			$ 156,567,676

(1) Represents party-in-interest.
	(2) Cost omitted for participant-directed investments.

SCHEDULE II

PENNZOIL-QUAKER STATE COMPANY SAVINGS AND INVESTMENT PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
(SERIES OF INVESTMENT TRANSACTIONS)
FOR THE YEAR ENDED DECEMBER 31, 2000

Identity of Party Involved	Purchase	Selling	Cost of	Net
and Description of Assets	Price (1)	Price (1)	Asset	Loss

Pennzoil-Quaker State Company common stock,
Purchases	$ 22,586,271	$ -	$ 22,586,271	$ -
Sales	-	5,005,204	6,852,106	(1,846,902)

(1)				Current value of asset on transaction date is equal to the selling price/purchase price. Prices are shown net of related expenses.

NOTE: This schedule is a listing of a series of investment transactions in the same security which exceed 5% of the current value of the Plan's assets as of the beginning of the Plan year.

SIGNATURE

                 Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.

                                                                                             PENNZOIL-QUAKER STATE COMPANY

                                                                                             SAVINGS AND INVESTMENT PLAN

                                                                                             By S/N STEVEN D. MEAD

                                                                                             Steven D. Mead

                                                                                             Chairman of the Administrative Committee

June 25, 2001

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

             As independent public accountants, we hereby consent to the incorporation of our report dated June 25, 2001, included in this Form 11-K, into Pennzoil-Quaker State Company’s previously filed Registration Statement File No. 333-69833.

                                                                                             ARTHUR ANDERSEN LLP

Houston, Texas

June 25, 2001